Filed Pursuant to Rule 433
Registration Statement No. 333-116246
February 1, 2007
PRICING TERM SHEET
(to Preliminary Prospectus Supplement dated February 1, 2007)

Issuer:	CenterPoint Energy, Inc.

Security:	5.95% Senior Notes due 2017

Size:	$250,000,000

Maturity Date:	February 1, 2017

Ratings:	Moody’s S&P Fitch	Ba1 BBB- BBB-

Coupon:	5.95%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2007

Price to public:	99.741%

Make-whole call:	At any time at a discount rate of Treasury plus 20 basis points

Expected Settlement Date:	February 6, 2007

Underwriters:	Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
	Wachovia Capital Markets, LLC

Treasury Benchmark:	4.625% due November 15, 2016

Treasury Yield:	4.835%

Reoffer Spread:	+115 basis points

Yield to Maturity:	5.985%
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.